SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: July 2011	Commission File Number: 1-9059

BARRICK GOLD CORPORATION

(Name of Registrant)

Brookfield Place, TD Canada Trust Tower

Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario

Canada M5J 2S1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K and the management’s discussion and analysis and the unaudited interim financial statements included in Exhibit 99.1 hereto are incorporated by reference as exhibits into the Registration Statement on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: July 29, 2011	By:	/s/ Sybil E. Veenman
		Name:	Sybil E. Veenman
		Title:	Senior Vice President and General Counsel

EXHIBITS

Exhibit	Description of Exhibit

99.1	Barrick Gold Corporation Second Quarter Report for 2011, including the Comparative Unaudited Financial Statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and the notes thereto for the three months ended June 30, 2011 and Management’s Discussion and Analysis (“MD&A”) for the same period.